Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

March 16, 2017

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

The purpose of this letter is to request selective review of post-effective amendment (“PEA”) number 111 to the registrant’s registration statement on Form N-1A, filed on February 9, 2017. This selective review request is made in accordance with the procedures set forth in Investment Company Act Release No. 13768 (February 15, 1984) and IM Guidance Update No. 2016-06. We believe selective review is appropriate because significant portions of the disclosures in the prospectus and statement of additional information which are components of PEA no. 111 are substantially similar to the disclosures in the hereinafter described prospectus and statement of additional information which are components of PEA no. 106 to the registrant’s registration statement on Form N-1A, filed on December 1, 2016, and in PEA no. 110 to the registrant’s registration statement on Form N-1A, filed on January 31, 2017. The staff previously reviewed and commented on the registrant’s disclosures in PEA no. 106, and to the extent the registrant made revisions to those disclosures in response to the staff’s comments, those revisions were made in PEA no. 110 and, as relevant, also appear in PEA no. 111.

PEA 110 is comprised of two prospectuses and two statements of additional information. In the following summary we identify portions of the “Thornburg Funds Prospectus – Class T Shares” dated April 10, 2017, which is a component of PEA 111 (the “Class T Prospectus”) that reflect changes that we view as substantially different from the analogous portions of the “Thornburg Funds Prospectus” dated February 1, 2017, which is a component of PEA 110. In the following summary, we also identify the changes made to the Thornburg Funds Statement of Additional Information dated February 1, 2017 relating to Class A, Class C, Class D and Class I shares which is a component of PEA no. 110 and that are reflected in the Statement of Additional Information dated April 10, 2017 (the “Class T SAI”) which is a component of PEA 111.

Prospectus

1.

Funds Identified in Prospectus. The registrant has removed from the Class T Prospectus all of the Funds that are series of the registrant, except for four Funds. We have confirmed with the registrant, however, that the registrant will remove two of the identified Funds from the Class T Prospectus through the

460 St. Michael’s Drive	E-mail: cwnt@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 105
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning

March 16, 2017

filing of a further amendment to the registration statement, so that only two Funds will be expected to offer Class T shares – Thornburg Investment Income Builder Fund (“Income Builder Fund”) and Thornburg Global Opportunities Fund (“Global Opportunities Fund”).

2.	Fees and Expenses of the Fund. The disclosures under the caption “Fees and Expenses of the Fund” for each of the Funds reflect substantial changes.

3.	Past Performance of the Fund. The disclosures under the caption “Past Performance of the Fund” for each of the Funds reflect substantial changes.

4.

Summary of Other Important Information. The disclosures under the caption “Summary of Other Important Information Respecting Funds Shares – Purchase and Sale of Fund Shares” reflect substantial changes.

5.

Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. Although this portion of the Class T Prospectus remains generally unchanged, we call your attention to deletions of disclosures pertaining to investments in municipal obligations.

6.	Opening Your Account – Buying Fund Shares. The disclosures under the caption “Opening Your Account – Buying Fund Shares” reflect substantial changes.

7.	Buying Class T Shares. This portion of the Class T Prospectus is new, and replaces a corresponding portion of the Thornburg Funds Prospectus.

8.	Selling Fund Shares. The disclosures under the caption “Selling Fund Shares” reflect substantial changes.

9.	Investor Services. The disclosures under the caption “Investor Services” reflect substantial changes.

10.

Transaction Details. Although this portion of the Class T Prospectus remains generally unchanged, a disclosure pertaining to purchase procedures was deleted, in view of the anticipation that financial intermediaries offering the Class T shares will implement their own procedures for this purpose.

11.	Dividends and Distributions. The disclosures under the caption “Dividends and Distributions” reflect substantial changes.

12.

Taxes. Although this portion of the Class T Prospectus remains generally unchanged, we call your attention to deletions of disclosures we considered pertinent only to Funds that have a goal of providing income exempt from federal or state income tax and would be expected to distribute income dividends exempt from federal or state income taxes.

13.	Investment Advisor. This portion of the Class T Prospectus remains unchanged, apart from deletions of disclosures pertinent to Funds that are not named in this prospectus.

14.

Financial Highlights. The Financial Highlights tables have been deleted from the Class T Prospectus, except that the registrant has retained the tables relating to the Class A shares of the Funds named in the prospectus. As explained in the introductory note to the tables, information is presented for Class A shares, which are not offered in this prospectus, because Class T Shares will not have been available prior to the date of this prospectus.

15.

Appendix A. “Appendix A – Sales Charge Variations Offered by Financial Intermediaries” has been added to the Class T Prospectus. This disclosure is added in accordance with IM Guidance Update No. 2016-06, the purpose of which is to describe certain load variations that are available to customers of a particular financial intermediary who purchase Class T shares of the Funds.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

March 16, 2017

Statement of Additional Information

16.

The substantive changes reflected in the Class T SAI filed as part of PEA 111 are (1) deletions of disclosures which were no longer pertinent because they related to Funds and share classes of the registrant that are not to be offered through the Class T Prospectus, (2) added references to Class T shares, and (3) added disclosures under the caption “Distributions and Shareholder Accounts” relating to financial intermediaries.

Other Matters

Before PEA no. 111 goes effective, we anticipate filing a further amendment to the registrant’s registration statement to add information that was not included with PEA no. 111 and to make certain non-material revisions.

As we discussed with you the other day, the regulatory landscape surrounding the issuance of so-called Class T shares remains very uncertain. The financial intermediaries which have driven the issuance of this share class by registrants are increasingly ambivalent about whether or not they actually will offer and sell those shares, particularly in view of the likelihood of one or more delays in the effectiveness of the U.S. Department of Labor’s rules pertaining to duties of persons offering investments to certain retirement vehicles. We appreciate that this uncertainty also affects the staff, and we will keep you advised of what we learn as these matters develop.

Please contact me or Dan April with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Charles Thompson

Charles Thompson

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW